

April 21, 2014

Via E-mail
Ms. Laurel J. Krzeminski
Chief Financial Officer
Granite Construction Incorporated
585 West Beach Street
Watsonville, CA 95076

Re: Granite Construction Incorporated
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 1-12911

Dear Ms. Krzeminski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Note 6 – Construction and Line Item Joint Ventures, page F-24

Unconsolidated Construction Joint Ventures, page F-25

1. In your summary financial information related to unconsolidated construction joint ventures, in future filings please include total net income along with Granite's interest for the years presented. Refer to Article 1-02(bb)(1)(ii) of Regulation S-X.

Note 19 – Legal Proceedings, page F-44

2. You state there is a possible likelihood of liability for amounts related to DBE Issues in excess of your accrual and the resolution of the matters may have a material adverse effect. In future filings, please disclose the amount or range of reasonably possible losses in addition to the amount accrued or disclose that the amount cannot be estimated. Refer to ASC 450-20-50.

Signatures

3. Please confirm that in future filings your principal financial officer and principal accounting officer or controller will sign in their individual capacities. Refer to General Instruction D(2)(a) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Kamyar Daneshvar at (202) 551-3787 or Era Anagnosti at (202) 551-3369.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief